Exhibit 99.1

Wearable Devices Ltd. Announces Pricing of $1.85 Million Registered Direct Offering and Concurrent Private Placement

Yokneam Illit, Israel, Nov. 26, 2024 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), an award-winning pioneer in artificial intelligence (“AI”)-based wearable gesture control technology, today announced that it has entered into a securities purchase agreement with a single institutional investor for the issuance and sale of 822,000 ordinary shares (or ordinary share equivalents) in a registered direct offering at a purchase price of $2.25 per ordinary share (the “Registered Offering”).

In a concurrent private placement (the “Concurrent Private Placement” and together with the Registered Offering, the “Offerings”) the Company also agreed to issue to the same investor warrants to purchase up to 822,000 of its ordinary shares (the “Warrants”). The Warrants will have an exercise price of $2.50 per ordinary share, will be exercisable from the date of issuance and will expire five years following the date of issuance.

The gross proceeds from the Offerings, before deducting the placement agent's fees and other offering expenses payable by the Company, are expected to be approximately $1.85 million, excluding any proceeds that may be received upon the exercise of the Warrants. The Company expects to use the net proceeds from the Offerings for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as sole placement agent for the Offerings.

The Offerings are expected to close on or about November 27, 2024, subject to the satisfaction of customary closing conditions.

The ordinary shares (or ordinary share equivalents in lieu thereof) offered to the institutional investor described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-274841), which was declared effective by the Securities and Exchange Commission (the “SEC”) on October 18, 2023. The Warrants will be issued in a concurrent private placement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The private placement of the Warrants and the shares underlying the Warrants offered to the institutional investor will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. Accordingly, the securities issued in the Concurrent Private Placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in this Offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbols “WLDS” and “WLDSW”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” “will” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected closing date of the Offering, and use of proceeds.. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
IR@wearabledevices.co.il